Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Top Image Systems Ltd
Tel Aviv
Israel

We consent to the use of our report dated March 11, 2003, with respect to the consolidated balance sheet of Top Image Systems Ltd. as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2002, included herein and to the reference to our firm under the heading “Experts”in this prospectus.

Somekh Chaikin
Certified Public Accountants(Isr.)
(A member firm of KPMG International)

Tel Aviv, Israel
March 1 , 2005